Exhibit 99.1

PRECISION DRILLING CORPORATION

Second Quarter Report for the three and six months ended June 30, 2024 and 2023

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this report.

Precision Drilling Corporation ("Precision" or the "Company") delivered outstanding second quarter financial results and demonstrated its cash flow potential. During the quarter, Precision generated cash flow from operations of $174 million, allowing it to reduce debt by $102 million, increase its cash position by $17 million, return $23 million to shareholders through share buybacks, and invest $38 million in its fleet. For 2024, Precision remains firmly committed to repaying debt between $150 million and $200 million and allocating 25% to 35% of its free cash flow to share buybacks.

Additional Financial Highlights

•	Revenue was $429 million and comparable to $426 million in the second quarter of 2023 due to higher activity and pricing in both Canada and internationally, which more than offset lower results in the U.S.
•	Adjusted EBITDA(1) was $115 million and included share-based compensation charges of $10 million. By comparison, Adjusted EBITDA in the second quarter of 2023 was $142 million and included share-based compensation charges of $3 million.
•	Net earnings was positive for the eighth consecutive quarter at $21 million or $1.44 per share compared to $27 million or $1.97 per share in the second quarter of 2023.
•	Completion and Production Services revenue increased 43% over the same period last year to $66 million, while Adjusted EBITDA rose 66% to $12 million, reflecting the successful integration of the CWC Energy Services (CWC) acquisition in late 2023.
•	Internationally, our revenue nearly doubled over the second quarter of last year as we realized US$40 million of contract drilling versus US$23 million in 2023.

Operational Highlights

•	Canada's activity increased 18%, averaging 49 active drilling rigs versus 42 in the second quarter of 2023.
•	Canadian revenue per utilization day grew to $36,075 compared to $33,535 in the same period last year.
•	U.S. activity averaged 36 drilling rigs compared to 51 for the second quarter of 2023.
•	U.S. revenue per utilization day was US$33,227 compared to US$35,576 in the same quarter last year.
•	International activity increased 61% compared to the second quarter of 2023, with eight drilling rigs active following rig reactivations in 2023. Revenue per utilization day was US$55,301 compared to US$50,551 in the second quarter of 2023.
•	Service rig operating hours increased 44% over the same quarter last year totaling 57,051 hours driven by the CWC acquisition.
(1)	See “FINANCIAL MEASURES AND RATIOS."

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SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023	% Change	2024	2023	% Change
Revenue	429,214	425,622	0.8	957,002	984,229	(2.8)
Adjusted EBITDA(1)	115,121	142,093	(19.0)	258,270	345,312	(25.2)
Net earnings	20,701	26,900	(23.0)	57,217	122,730	(53.4)
Cash provided by operations	174,075	213,460	(18.5)	239,618	241,816	(0.9)
Funds provided by operations(1)	111,750	136,959	(18.4)	229,515	296,612	(22.6)

Cash used in investing activities	26,943	44,062	(38.9)	102,180	122,879	(16.8)
Capital spending by spend category(1)
Expansion and upgrade	8,422	9,615	(12.4)	22,792	25,960	(12.2)
Maintenance and infrastructure	30,001	35,099	(14.5)	71,158	69,549	2.3
Proceeds on sale	(10,992)	(6,261)	75.6	(16,178)	(14,026)	15.3
Net capital spending(1)	27,431	38,453	(28.7)	77,772	81,483	(4.6)

Net earnings per share:
Basic	1.44	1.97	(26.9)	3.97	8.98	(55.8)
Diluted	1.44	1.63	(11.7)	3.97	7.22	(45.0)
Weighted average shares outstanding:
Basic	14,389	13,672	5.2	14,398	13,661	5.4
Diluted	14,395	14,747	(2.4)	14,402	14,857	(3.1)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended June 30,			For the six months ended June 30,
	2024	2023	% Change	2024	2023	% Change
Contract drilling rig fleet	214	225	(4.9)	214	225	(4.9)
Drilling rig utilization days:
U.S.	3,236	4,626	(30.0)	6,689	10,008	(33.2)
Canada	4,464	3,795	17.6	11,081	9,963	11.2
International	728	452	61.1	1,456	885	64.5
Revenue per utilization day:
U.S. (US$)	33,227	35,576	(6.6)	33,041	35,247	(6.3)
Canada (Cdn$)	36,075	33,535	7.6	35,789	32,773	9.2
International (US$)	55,301	50,551	9.4	54,055	51,139	5.7
Operating costs per utilization day:
U.S. (US$)	22,427	18,963	18.3	22,062	19,667	12.2
Canada (Cdn$)	21,652	21,332	1.5	20,641	19,731	4.6

Service rig fleet	165	119	38.7	165	119	38.7
Service rig operating hours	57,051	39,709	43.7	131,555	98,050	34.2

Drilling Activity

	Average for the quarter ended 2023				Average for the quarter ended 2024
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
Average Precision active rig count(1):
U.S.	60	51	41	45	38	36
Canada	69	42	57	64	73	49
International	5	5	6	8	8	8
Total	134	98	104	117	119	93
(1)	Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	June 30, 2024	December 31, 2023(2)
Working capital(1)	158,470	136,872
Cash	48,233	54,182
Long-term debt	844,671	914,830
Total long-term financial liabilities(1)	917,139	995,849
Total assets	2,914,533	3,019,035
Long-term debt to long-term debt plus equity ratio (1)	0.34	0.37
(1)	See “FINANCIAL MEASURES AND RATIOS.”
(2)	Comparative period figures were restated due to a change in accounting policy. See "CHANGE IN ACCOUNTING POLICY."
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Summary for the three months ended June 30, 2024:

•	Revenue increased to $429 million compared with $426 million in the second quarter of 2023 as a result of higher Canadian and international activity and day rates, partially offset by lower U.S. activity and day rates.

•	Adjusted EBITDA was $115 million as compared with $142 million in 2023, primarily due to lower U.S. activity and day rates, partially offset by increased Canadian and international results, and increased share-based compensation of $7 million. Please refer to “Other Items” later in this report for additional information on share-based compensation.

•	Adjusted EBITDA as a percentage of revenue was 27% as compared with 33% in 2023.

•	U.S. revenue per utilization day was US$33,227 compared with US$35,576 in 2023. The decrease was primarily the result of lower fleet average day rates and idle but contracted rig revenue, partially offset by higher recoverable costs. We did not recognize revenue from idle but contracted rigs as compared with US$5 million in 2023. Revenue per utilization day, excluding the impact of idle but contracted rigs was US$33,227 compared with US$34,396 in 2023, a decrease of 3%. Sequentially, revenue per utilization day, excluding idle but contracted rigs, was largely consistent with the first quarter of 2024.

•	U.S. operating costs per utilization day increased to US$22,427 compared with US$18,963 in 2023. The increase is mainly due to higher recoverable costs, fixed costs spread over fewer activity days and higher rig operating costs. Sequentially, operating costs per utilization day increased US$708 due to increased rig operating costs and higher recoverable costs.

•	Canadian revenue per utilization day was $36,075 compared with $33,535 in 2023. The increase was a result of higher average day rates, partially offset by lower recoverable costs as compared with the second quarter of 2023. Sequentially, revenue per utilization day increased $479 due to higher recoverable costs.

•	Canadian operating costs per utilization day increased to $21,652, compared with $21,332 in 2023, resulting from higher field wages due to our rig mix, partially offset by lower recoverable costs. Sequentially, daily operating costs increased $1,693 due to higher repairs and maintenance and fixed overheads spread over fewer activity days.

•	We realized US$40 million of international contract drilling revenue compared with US$23 million in 2023.

•	General and administrative expenses were $29 million as compared with $23 million in 2023 primarily due to higher share-based compensation charges.

•	Net finance charges were $18 million, a decrease of $3 million compared with 2023 as a result of lower outstanding long-term debt.

•	Capital expenditures were $38 million compared with $45 million in 2023 and by spend category included $8 million for expansion and upgrades and $30 million for the maintenance of existing assets, infrastructure, and intangible assets.

•	Income tax expense for the quarter was $11 million as compared with $19 million in 2023. During the second quarter, we continued to not recognize deferred tax assets on certain international operating losses.

•	Generated cash from operations of $174 million, reduced debt by $102 million, repurchased $23 million of shares, and ended the quarter with $48 million of cash and more than $500 million of available liquidity.

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Summary for the six months ended June 30, 2024:

•	Revenue for the first six months of 2024 was $957 million, a decrease of 3% from 2023.

•	Adjusted EBITDA for the period was $258 million as compared with $345 million in 2023. Our lower Adjusted EBITDA was attributable to decreased U.S. drilling day rates and activity, partially offset by strengthening day rates and activity in Canada and internationally.

•	General and administrative costs were $74 million, an increase of $35 million from 2023 primarily due to higher share-based compensation charges and the impact of the weakening Canadian dollar on our translated U.S. dollar-denominated costs.

•	Net finance charges were $37 million, a decrease of $8 million from 2023 due to our lower outstanding debt balance, partially offset by the impact of the weakening of the Canadian dollar on our U.S. dollar-denominated interest expense.

•	Cash provided by operations was $240 million as compared with $242 million in 2023. Funds provided by operations were $230 million, a decrease of $67 million from the comparative period.

•	Capital expenditures were $94 million in 2024, a decrease of $2 million from 2023. Capital spending by spend category included $23 million for expansion and upgrades and $71 million for the maintenance of existing assets, infrastructure, and intangible assets.

•	Reduced debt by $103 million from the redemption of US$56 million of 2026 unsecured senior notes and repayment of $26 million of Canadian Real Estate Credit Facilities.

•	Repurchased $40 million of common shares under our Normal Course Issuer Bid (NCIB), which included a $7 million accrual for anticipated repurchases subsequent to June 30, 2024. Please refer to “Other Items” later in this report for additional information on our NCIB.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. Our strategic priorities for 2024 are focused on increasing our capital returns to shareholders by delivering best-in-class service and generating free cash flow.

Precision’s 2024 strategic priorities and the progress made during the second quarter are as follows:

1.	Concentrate organizational efforts on leveraging our scale and generating free cash flow.

•	Generated cash from operations of $174 million.

•	Increased our daily drilling operating margins(1) 18% in Canada year over year.

•	Increased our Completion and Production Services operating hours and Adjusted EBITDA 44% and 66%, respectively, year over year.

•	On track to realize $20 million in annual synergies from the CWC acquisition, which closed in November 2023.

2.	Reduce debt by between $150 million and $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases.

•	Reduced debt by redeeming US$56 million of our 2026 unsecured senior notes and repaying $25 million of Canadian Real Estate Credit Facilities. For the first six months of the year, we have reduced debt by $103 million.

•	Returned $23 million of capital to shareholders through share repurchases and subsequent to June 30, 2024, have returned another $7 million to shareholders through share repurchases, bringing our total share repurchases in 2024 to $40 million.

•	Remain committed to our 2024 debt reduction plans and our long-term debt reduction target of $600 million between 2022 and 2026, while moving our direct shareholder capital returns towards 50% of free cash flow.
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3.	Continue to deliver operational excellence in drilling and service rig operations to strengthen our competitive position and extend market penetration of our AlphaTM and EverGreenTM products.

•	Increased our Canadian drilling rig utilization days and well servicing rig operating hours over the second quarter of 2023, maintaining our position as the leading provider of high-quality and reliable services in Canada.

•	Nearly doubled our EverGreenTM revenue from the second quarter of 2023.

•	Expanded our EverGreenTM product offering with commercial deployment of hydrogen injection systems on our Super Single rigs. EverGreenHydrogenTM reduces diesel consumption, operating costs, and greenhouse gas emissions for our customers.

(1)	Revenue per utilization day less operating costs per utilization day.
(2)	See “FINANCIAL MEASURES AND RATIOS.”

OUTLOOK

The outlook for global energy demand is positive with rising demand for all types of energy including oil and gas driven by economic growth, increasing demand in third world regions, and emerging demand from data centers. Oil prices remain healthy, and producers remain disciplined while geopolitical issues continue to threaten supply. In Canada, recent commissioning of the Trans Mountain pipeline expansion and the imminent start-up of LNG Canada provide significant tidewater access for both Canadian crude and natural gas, supporting additional Canadian drilling activity. In the U.S., the next wave of LNG projects is expected to add approximately 12 bcf/d of export capacity over the next three years, supporting additional U.S. natural gas drilling activity.

In Canada, we currently have 74 rigs operating, which is over 25% higher than last year, and expect this trend to continue throughout the third quarter due to activity in the Montney driven by strong condensate demand and increased drilling for heavy oil targets. Since the start-up of the Trans Mountain pipeline expansion in May, customer activity in heavy oil targeted areas has exceeded our expectations, resulting in full utilization of our Super Single pad capable rigs. Our Canadian fleet is in high demand and we expect customer demand for our Super Triple and Super Single pad capable fleets to exceed supply into 2025 as Canadian take-away capacity further increases. Despite strong underlying customer demand, our activity levels could be impacted in the near term if the current wildfires intensify.

In the U.S., we currently have 38 rigs operating as drilling activity continues to be constrained by weak natural gas prices and pending merger and acquisition transactions. We view these headwinds as short-term in nature and expect customer demand will remain stable in the third quarter with a likely increase in the fourth quarter as producers modestly increase drilling plans into 2025.

Internationally, we expect to have eight rigs running throughout all of 2024, representing a 40% increase in activity compared to 2023. We continue to bid our remaining idle rigs within the region and remain optimistic about our ability to secure additional rig activations.

As the premier well service provider in Canada, the outlook for this business is positive. We expect the Trans Mountain pipeline expansion and LNG Canada to drive more service related activity while increased regulatory spending requirements are expected to result in more abandonment work. Customer demand will remain strong and with continued labor constraints, we expect firm pricing into the foreseeable future.

We believe cost inflation is largely behind us and will continue to look for opportunities to lower costs.

Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at July 30, 2024. For those quarters ending after June 30, 2024, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

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As at July 30, 2024	Average for the quarter ended 2023				Average	Average for the quarter ended 2024				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2023	Mar. 31	June 30	Sept. 30	Dec. 31	2024
Average rigs under term contract:
U.S.	40	37	32	28	34	20	17	17	12	17
Canada	19	23	23	23	22	24	22	23	23	23
International	4	5	7	7	6	8	8	8	8	8
Total	63	65	62	58	62	52	47	48	43	48

Capital Spending and Free Cash Flow Allocation

Capital spending in 2024 is expected to be $195 million and by spend category includes $153 million for maintenance, infrastructure, and intangibles and $42 million for expansion and upgrades. We expect to spend $173 million in the Contract Drilling Services segment, $17 million in the Completion and Production Services segment and $5 million in the Corporate segment. At June 30, 2024, Precision had capital commitments of $152 million with payments expected through 2026. We remain committed to our debt reduction plans and in 2024 expect to reduce debt by $150 million to $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times by the end of 2025.

(1)	See “FINANCIAL MEASURES AND RATIOS.”

Commodity Prices

Second quarter average West Texas Intermediate and Western Canadian Select oil prices increased 9% and 14%, respectively, as compared with 2023 while the average Henry Hub natural gas price remained consistent and AECO natural gas prices declined 51%.

	For the three months ended June 30,		Year ended December 31,
	2024	2023	2023
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	80.55	73.77	77.62
Western Canadian Select (per barrel) (US$)	66.89	58.76	58.96
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.34	2.32	2.67
Canada
AECO (per MMBtu) (CDN$)	1.18	2.43	2.64

Seasonality

In Canada, because of the seasonal nature of well site access, term contracted rigs normally generate 250 utilization days, with some pad drilling trending toward 300 days. Accordingly, our anticipated Canadian rigs under term contract may fluctuate as customers complete their commitments earlier than projected. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. In accordance with the seasonality of our business and varying levels of rig count, we generally experience builds of working capital in the first and third quarters and releases of working capital in the second and fourth quarters.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

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	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2024	2023	% Change	2024	2023	% Change
Revenue:
Contract Drilling Services	365,603	380,958	(4.0)	808,970	867,034	(6.7)
Completion and Production Services	65,826	46,161	42.6	152,913	120,684	26.7
Inter-segment eliminations	(2,215)	(1,497)	48.0	(4,881)	(3,489)	39.9
	429,214	425,622	0.8	957,002	984,229	(2.8)
Adjusted EBITDA:(1)
Contract Drilling Services	119,754	147,478	(18.8)	273,427	336,601	(18.8)
Completion and Production Services	12,440	7,507	65.7	31,045	24,913	24.6
Corporate and Other	(17,073)	(12,892)	32.4	(46,202)	(16,202)	185.2
	115,121	142,093	(19.0)	258,270	345,312	(25.2)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change	2024	2023	% Change
Revenue	365,603	380,958	(4.0)	808,970	867,034	(6.7)
Expenses:
Operating	236,585	224,746	5.3	513,277	511,813	0.3
General and administrative	9,264	8,734	6.1	22,266	18,620	19.6
Adjusted EBITDA(1)	119,754	147,478	(18.8)	273,427	336,601	(18.8)
Adjusted EBITDA as a percentage of revenue(1)	32.8%	38.7%		33.8%	38.8%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	38	602	60	744
June 30	36	583	51	700
Year to date average	37	593	56	722
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	73	208	69	221
June 30	49	134	42	117
Year to date average	61	171	56	169
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

Revenue from Contract Drilling Services was $366 million, 4% lower than 2023, while Adjusted EBITDA decreased 19% to $120 million. The decrease in revenue and Adjusted EBITDA was primarily due to lower U.S. activity, partially offset by higher Canadian and international activity and day rates.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 3,236, 30% lower than 2023. Drilling rig utilization days in Canada were 4,464, 18% higher than 2023. Drilling rig utilization days in our international business were 728, 61% higher than 2023 as our international rig fleet returned to work under renewed long-term contracts.

Revenue per utilization day in the U.S. decreased 7% from 2023 and was primarily the result of lower fleet average day rates and idle but contracted rig revenue, offset by higher recoverable costs. We did not recognize revenue from idle but contracted rigs as compared with US$5 million in 2023. Drilling rig revenue per utilization day in Canada increased 8% due to higher average day rates, partially offset by lower recoverable costs. Our international revenue per utilization day for the quarter was 9% higher than 2023 due to renewed long-term contracts.

In the U.S., 55% of utilization days were generated from rigs under term contract as compared with 66% in 2023. In Canada, 42% of our utilization days were generated from rigs under term contract, compared with 39% in 2023.

U.S. operating costs per utilization day increased 18% from 2023 and was primarily due to due to higher recoverable costs, fixed costs spread over fewer activity days and higher rig operating costs. Our Canadian operating costs per utilization day increased 2% as compared with 2023 and was due to higher field wages due to our rig mix, partially offset by lower recoverable costs.

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Our general and administrative expenses increased $1 million as compared with 2023 primarily as a result of higher share-based compensation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change	2024	2023
Revenue	65,826	46,161	42.6	152,913	120,684	26.7
Expenses:
Operating	51,040	36,921	38.2	116,520	91,713	27.0
General and administrative	2,346	1,733	35.4	5,348	4,058	31.8
Adjusted EBITDA(1)	12,440	7,507	65.7	31,045	24,913	24.6
Adjusted EBITDA as a percentage of revenue(1)	18.9%	16.3%		20.3%	20.6%
Well servicing statistics:
Number of service rigs (end of period)	165	119	38.7	165	119	38.7
Service rig operating hours	57,051	39,709	43.7	131,555	98,050	34.2
Service rig operating hour utilization	38%	37%		44%	46%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Completion and Production Services revenue increased to $66 million, an increase of $20 million from 2023. Our increased revenue was due to higher service activity as our second quarter service rig operating hours increased 44% compared with 2023. Completion and Production Services generated 6% of its revenue from U.S. operations, compared with 8% in 2023.

Operating costs as a percentage of revenue were 78% as compared with 80% in 2023. The decreased percentage in 2024 was the result of our operating efficiency. As compared to 2023, our second quarter general and administrative expenses increased 35%, primarily due to higher share-based compensation charges and higher overhead charges associated with the CWC acquisition.

Adjusted EBITDA was $12 million as compared with $8 million in 2023. Our higher Adjusted EBITDA in 2024 was due to increased activity, partially offset by higher share-based compensation and overhead charges.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $17 million as compared with negative Adjusted EBITDA of $13 million in 2023. Our lower current quarter Adjusted EBITDA was impacted by higher share-based compensation.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2023 Annual Report.

A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Cash settled share-based incentive plans	8,677	2,081	30,436	(10,014)
Equity settled share-based incentive plans	1,202	653	2,077	1,133
Total share-based incentive compensation plan expense	9,879	2,734	32,513	(8,881)

Allocated:
Operating	2,686	923	7,938	(960)
General and Administrative	7,193	1,811	24,575	(7,921)
	9,879	2,734	32,513	(8,881)

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Cash settled share-based compensation expense for the quarter was $9 million as compared with $2 million in 2023. The higher expense in 2024 was primarily due to our improved share price performance as compared with 2023.

During the first quarters of 2023 and 2024, we issued Executive Restricted Share Units (Executive RSUs) to certain senior executives. Accordingly, our equity-settled share-based compensation expense for the quarter was $1 million as compared with $1 million in 2023.

As at June 30, 2024, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Normal Course Issuer Bid

Pursuant to our NCIB, we repurchased and cancelled 366,214 common shares for $23 million during the second quarter of 2024. We entered into an Automated Share Purchase Plan (ASPP) with an independent broker to permit the Corporation to repurchase common shares during our internal blackout period. The volume of purchases is determined by the broker in its sole discretion based on purchase price and maximum volume parameters established by the Corporation under the ASPP. At June 30, 2024, we recorded a $7 million liability for purchases that are estimated to occur during our blackout period based on the parameters of the ASPP with a corresponding decrease to share capital.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$375 million (extendible, revolving term credit facility with US$375 million accordion feature)	Nil drawn and US$54 million in outstanding letters of credit	General corporate purposes	June 28, 2027
Real estate credit facilities (secured)
US$8 million	Fully drawn	General corporate purposes	November 19, 2025
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$28 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$217 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

In 2024, we reduced debt by $103 million comprised of the redemption of US$56 million of 2026 unsecured senior notes and the repayment of our Canadian Real Estate Credit Facilities for $26 million. As at June 30, 2024, we had $855 million outstanding under our Senior Credit Facility, Real Estate Credit Facility and unsecured senior notes as compared with $929 million at December 31, 2023. The current blended cash interest cost of our debt is approximately 7.0%.

Senior Credit Facility

On June 28, 2024, we extended our Senior Credit Facility’s maturity date, revised the available borrowing capacity, and amended certain terms of the facility. The maturity date was extended to June 28, 2027, and the size was revised to US$375 million, down from US$447 million.

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Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

For further information, please see the unsecured senior note indentures which are available on SEDAR+ and EDGAR.

Covenants

As at June 30, 2024, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facility.

	Covenant	At June 30, 2024
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.03
Consolidated covenant EBITDA to consolidated interest expense	>2.50	7.48
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	>2.50	7.48
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended June 30,		For the six months ended June 30,		At December 31,
	2024	2023	2024	2023	2023
Canada-U.S. foreign exchange rates
Average	1.37	1.35	1.36	1.35	—
Closing	1.37	1.32	1.37	1.32	1.32

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar-denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings.

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QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2023		2024
Quarters ended	September 30	December 31	March 31	June 30
Revenue	446,754	506,871	527,788	429,214
Adjusted EBITDA(1)	114,575	151,231	143,149	115,121
Net earnings	19,792	146,722	36,516	20,701
Net earnings per basic share	1.45	10.42	2.53	1.44
Net earnings per diluted share	1.45	9.81	2.53	1.44
Funds provided by operations(1)	91,608	145,189	117,765	111,750
Cash provided by operations	88,500	170,255	65,543	174,075

(Stated in thousands of Canadian dollars, except per share amounts)	2022		2023
Quarters ended	September 30	December 31	March 31	June 30
Revenue	429,335	510,504	558,607	425,622
Adjusted EBITDA(1)	119,561	91,090	203,219	142,093
Net earnings	30,679	3,483	95,830	26,900
Net earnings per basic share	2.26	0.27	7.02	1.97
Net earnings per diluted share	2.03	0.27	5.57	1.63
Funds provided by operations(1)	81,327	111,339	159,653	136,959
Cash provided by operations	8,142	159,082	28,356	213,460
(1)	See “FINANCIAL MEASURES AND RATIOS.”

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2023 Annual Report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at June 30, 2024, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2024, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Adjusted EBITDA by segment:
Contract Drilling Services	119,754	147,478	273,427	336,601
Completion and Production Services	12,440	7,507	31,045	24,913
Corporate and Other	(17,073)	(12,892)	(46,202)	(16,202)
Adjusted EBITDA	115,121	142,093	258,270	345,312
Depreciation and amortization	73,818	74,088	152,031	145,631
Gain on asset disposals	(7,675)	(3,872)	(10,912)	(13,148)
Foreign exchange	(471)	(774)	(77)	(1,257)
Finance charges	18,189	21,408	36,558	44,328
Gain on repurchase of unsecured notes	—	(100)	—	(100)
Loss (gain) on investments and other assets	48	5,658	(180)	9,888
Incomes taxes	10,511	18,785	23,633	37,240
Net earnings	20,701	26,900	57,217	122,730

Funds Provided by (Used in) Operations

We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Capital spending by spend category
Expansion and upgrade	8,422	9,615	22,792	25,960
Maintenance, infrastructure and intangibles	30,001	35,099	71,158	69,549
	38,423	44,714	93,950	95,509
Proceeds on sale of property, plant and equipment	(10,992)	(6,261)	(16,178)	(14,026)
Net capital spending	27,431	38,453	77,772	81,483
Business acquisitions	—	—	—	28,000
Proceeds from sale of investments and other assets	(3,623)	—	(3,623)	—
Purchase of investments and other assets	—	2,016	—	2,071
Receipt of finance lease payments	(193)	—	(384)	—
Changes in non-cash working capital balances	3,328	3,593	28,415	11,325
Cash used in investing activities	26,943	44,062	102,180	122,879

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Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Current assets	469,949	510,881
Current liabilities	311,479	374,009
Working capital	158,470	136,872

Total Long-term Financial Liabilities

We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	June 30,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Total non-current liabilities	970,269	1,069,364
Deferred tax liabilities	53,130	73,515
Total long-term financial liabilities	917,139	995,849

Non-GAAP Ratios

We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.

Supplementary Financial Measures

We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

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CHANGE IN ACCOUNTING POLICY

Precision adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, as issued in 2020 and 2022. These amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024 and clarify requirements for determining whether a liability should be classified as current or non-current. Due to this change in accounting policy, there was a retrospective impact on the comparative Statement of Financial Position pertaining to the Corporation's deferred share unit (DSU) plan for non-management directors which are redeemable in cash or for an equal number of common shares upon the director's retirement. In the case of a director retiring, the director's respective DSU liability would become payable and the Corporation would not have the right to defer settlement of the liability for at least twelve months. As such, the liability is impacted by the revised policy. The following changes were made to the Statement of Financial Position:

•	As at January 1, 2023, accounts payable and accrued liabilities increased by $12 million and non-current share-based compensation liability decreased by $12 million.

•	As at December 31, 2023, accounts payable and accrued liabilities increased by $8 million and non-current share-based compensation liability decreased by $8 million.

The Corporation's other liabilities were not impacted by the amendments. The change in accounting policy will also be reflected in the Corporation's consolidated financial statements as at and for the year ending December 31, 2024.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2024;
•	our capital expenditures, free cash flow allocation and debt reduction plans for 2024 through to 2026;
•	anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2024;
•	the average number of term contracts in place for 2024;
•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
•	timing and amount of synergies realized from acquired drilling and well servicing assets;
•	potential commercial opportunities and rig contract renewals; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis;
•	the impact of an increase/decrease in capital spending; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2023, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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